Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was emailed to employees of Sprint:

Talking points: T-Mobile and Sprint Announce Post-Merger Plans to Build Five New T-Mobile Customer Experience Centers

On Wednesday, Jan. 30, T-Mobile and Sprint announced plans to build five new state-of-the-art Customer Experience Centers around the United States, pending the close of the proposed merger to become the New T-Mobile. The first center will be located in Overland Park, Kan.

Please use the provided following talking points to guide discussions with your team.

Get the Talking Points

Talking points: T-Mobile and Sprint Announce Post-Merger Plans to Build Five New T-Mobile Customer Experience Centers

On Wednesday, Jan. 30, T-Mobile and Sprint announced plans to build five new state-of-the-art Customer Experience Centers around the United States, pending the close of the proposed merger to become the New T-Mobile. The first center will be located in Overland Park, Kan.

Please use the following talking points to guide discussions with your team.

•	We’ve said from day one: the merger is a job creator.

•

As you read in Michel’s email to all employees Wednesday, Sprint and T-Mobile announced plans to build five new state-of-the-art Customer Experience Centers around the United States. The first will be located in Overland Park, Kan.

•	The Overland Park Customer Experience Center will be an addition to the Sprint campus, which was previously announced as HQ2.

•	HQ2 will house a variety of the New T-Mobile’s business support functions and teams.

•	Locations for the new T-Mobile’s additional four Customer Experience Centers have not been announced.

•	Each of the new Customer Experience Centers will create an average of 1,000 new jobs.

•	For now, Customer Care will continue to operate business as usual.

The new Customer Experience Centers:

•	The new centers will offer customers T-Mobile’s complete Team of Experts (TEX) service.

•	TEX is a personalized, team-based approach to wireless customer service.

•

When a postpaid wireless customer calls or messages the new T-Mobile, they are directed straight to a team of highly-skilled, tight-knit people who are specifically dedicated to them and others in their area.

•	TEX teams include specialists who can handle a wide range of topics and, when needed, will work with local retail and engineering to solve even the most complex issues.

•	The TEX model will be deployed in all combined New T-Mobile Customer Experience Centers.

Job Creation:

•	Building new care centers, and expanding two existing T-Mobile care centers will cumulatively create up to 5,600 additional American customer care jobs by 2021.

•	The New T-Mobile will employ 7,500 more customer care professionals in 2024 than the stand-alone companies would have.

•	Those employees will be eligible to receive benefits and opportunities such as significant management preparation experience, career development paths and college tuition reimbursement.

Note: The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions and is expected to occur during the first half of 2019. Additional information regarding T-Mobile’s merger with Sprint can be found at: www.NewTMobile.com.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.